July 9, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Sonia Bednarowski
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Exodus Movement, Inc. Amendment No. 1 to Registration Statement on Form 10-12G Filed on May 1, 2024 File No. 000-56643

Dear Ms. Bednarowski:

Set forth below are the responses of Exodus Movement, Inc. (“Exodus” or the “Company”), in response to the comments of the staff of the Securities and Exchange Commission (the “SEC”) Division of Corporation Finance (the “Staff”) contained in your letter, dated June 11, 2024 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to the Registration Statement on Form 10-12G, (as amended by Amendment No. 1, the “Registration Statement”). The Staff’s comments are set forth below, followed by the Company’s response. For ease of reference, the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter and, in certain instances, if the Staff’s comment contained multiple parts, the Staff’s comment was separated into subparts to more effectively respond to each of the Staff’s comments. The Company’s responses are set forth beneath the Staff comments, which are set out in bold type. We are concurrently submitting via EDGAR this letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.

General

1.
Refer to your response to comment 24. We note your website indicates that the platform users can stake crypto assets and enable “Auto Restaking” on select assets. Please revise to provide disclosure regarding the Auto Restaking program and the crypto assets to which the program pertains. Please also provide us with your legal analysis as to how your activities supporting staking are executed in compliance with the federal securities laws, including why these activities do not involve the offer and sale of securities under Section 2(a)(1) of the Securities Act. In this regard, we note your disclosure on page 24. In responding to this comment, please address and provide us copies of all agreements relating to these activities, including user agreements and agreements with Everstake.

The Company acknowledges the Staff’s comment and has revised page 6 of Amendment No. 2 to describe the “Auto Restaking” program and the digital assets to which the program pertains.

In response to the Staff’s comment requesting legal analysis relating to Exodus’ “activities supporting staking,” the Company respectfully submits that (1) Everstake’s activities do not involve the offer and sale of securities under Section 2(a)(1) of the Securities Act and (2) even if Everstake’s services were deemed to involve the offer and sale of securities, Exodus is not a “statutory underwriter” under Section 2(a)(11) of the Securities Act. This response, including the applicable legal analysis, is based on the Company’s view of its relationship with Everstake, which it understands is generally consistent with Everstake’s view.

I.	Everstake’s services do not involve the offer and sale of securities under Section 2(a)(1) of the Securities Act

As discussed in its Amended Registration Statement, Exodus does not have a staking function.  Rather, Exodus provides connectivity to Everstake, which offers staking services.  As a result of this connectivity, Exodus users can access the Everstake platform and take self-custodied digital assets from the Exodus’ wallet and “stake” supported digital assets on the Everstake platform.  Exodus’ association with Everstake is limited to the commercial arrangement set forth in the API Agreement between the two parties. Exodus does not have an equity ownership in Everstake, and Everstake does not have an equity ownership in Exodus. Exodus is not affiliated with Everstake, and Everstake does not control or otherwise influence Exodus’ operations.

The definition of a “security” under the Securities Act does not include crypto staking activities, but it includes “investment contracts.” The Howey test is used to define an investment contract and consists of three prongs: (i) an investment of money, (ii) in a common enterprise, (iii) with a reasonable expectation of profits to be derived from the efforts of others. As outlined below, the Company believes that Everstake’s staking services are not an “investment contract” and are distinguishable from other staking services that the Commission has alleged involve the offer and sale of securities under Section 2(a)(1) of the Securities Act.

A.	Description of Everstake’s Services

The following reflects the Company’s understanding of Everstake’s staking services. Everstake is a staking validator that verifies transactions to support the consensus process for various digital assets on behalf of digital asset holders that use Everstake’s services. Rather than users becoming validators themselves, Everstake acts as the validator for multiple blockchain networks, allowing users to stake their digital assets without running their own validator nodes. Nodes are key to blockchain networks because they are devices that run the blockchain protocol’s software by validating transactions and securing the network. Nodes also broadcast transactions to the rest of the network. Everstake’s platform enables users to use the validation features of a blockchain network without having to individually build the technological infrastructure or own a large sum of crypto assets to support a node.

B.	Exodus does not play a substantial role in Everstake’s staking process.

Everstake is a staking service provider that pays Exodus a subscription-based fee, based on the amount of assets staked by users, for the ability to connect to the Exodus Platform and interact with users. Exodus does not have any contact with, control over, or ability to take control of any digital assets that a user stakes through the Everstake platform. In contrast to the staking functions of certain competitor wallets such as MetaMask, Exodus maintains no substantial role in the staking process. Exodus does not in any way handle or transfer assets on behalf of any user. Instead, Exodus users directly interact with Everstake. Exodus users are not offered “liquid staking,” and in no case does an Exodus user receive a token or other asset that enables use of a staked asset before such asset is unstaked.

C.	Everstake’s staking services are not an “investment contract” and are distinguishable from other staking services that the Commission has alleged involve the offer and sale of securities.

Everstake’s services to users do not involve the offer or sale of a security. As noted above, the definition of a “security” under the Securities Act does not include crypto staking activities, but it includes “investment contracts,” i.e., instruments through which a person invests money in a common enterprise and reasonably expects profits or returns derived from the entrepreneurial or managerial efforts of others.3

On March 27, 2024, in SEC. v. Coinbase, the District Court denied in part Coinbase, Inc.’s (“Coinbase”) motion for judgment on the pleadings with respect to the SEC’s claims that Coinbase has operated as an unregistered securities exchange, broker, and clearing agency and has engaged in an unregistered offer and sale of securities through Coinbase’s staking program. This decision was rendered in response to a motion to dismiss and based on the preliminary nature of the proceedings in this case, the outcome of this matter, whether or not Coinbase’s staking program is a security, remains uncertain. Whether staking is a security under the federal securities laws is a highly fact-intensive analysis, and in the cases brought by the SEC, federal district courts across the United States are grappling with these questions with each defendant party to such proceedings coming to analyses and conclusions at odds with the positions being asserted by the SEC. Assuming, arguendo, that some of these staking services are deemed to be securities, Everstake’s staking services are distinguishable from other staking services that the Commission has alleged involve the offer and sale of securities.

Everstake’s program does not involve an investment of money because Everstake’s users retain custody and control over their own assets and there is no exchange for value.

The SEC’s complaint against Payward (which does business as Kraken) stated, in relevant part, that:

Investors put their crypto assets at risk as part of the Kraken Staking Program. Defendants have control over all the crypto assets invested in the Kraken Staking Program and choose when and how to use them. (As explained above, Defendants do not actually stake all crypto assets received from investors.) Moreover, according to the Kraken Terms of Service, these crypto assets may be encumbered by Kraken’s creditors. . . .Defendants market the Kraken Staking Program’s advantage of “instant unbonding” and instant return of “staked” crypto assets. But, as noted above, Defendants do not disclose the extent of their crypto-asset reserves and whether these reserves are sufficient to meet all redemption demands. If these reserves are insufficient, Kraken may be unable to honor a redemption request in a timely fashion, if at all. Investors could suffer market losses if the value of their crypto assets declines while waiting for redemption.4

Everstake’s users retain custody and control over their own assets – they do not transfer their assets to Everstake (and Exodus does not have any contact with, control over, or ability to take control of any digital assets that a user stakes).5 When staking is alleged to meet the Howey test, the first prong is typically tied to the digital asset having been purchased or otherwise acquired in exchange for value, whether in the form of fiat currency, another digital asset, or other type of consideration. Because users do not transfer their assets to Everstake, there is no exchange for value. Because there is no exchange for value, the first prong of Howey – that is typically tied to a digital asset having been purchased or otherwise acquired in exchange for value – is not met. Because the first prong of Howey is not met, the Company believes that Everstake’s program does not involve “an investment of money” under Howey.

[3]	Howey Co., 328 U.S. at 299.
[4]	Complaint at 19-20, S.E.C. v. Payward Ventures et al, No. 23-cv-588 (N. D. Cal. Feb. 9, 2023) [hereinafter Kraken].
[5]	As a general note regarding characterization of staking services: the Company understands the staking arrangements that Exodus users engage in with Everstake as a use of the blockchain or a participation in the operations of the relevant blockchain protocol, rather than an investment. Under this view, Everstake’s services relate to information technology services and enable use of a blockchain’s network and protocols. This view is more consistent with the facts related to Everstake, whereby Everstake does not control or have custody of the digital assets and the processes and results related to a user’s interaction with the underlying blockchain network are governed only by the rules of the blockchain, and not the rules or specifications of a promoter, issuer, or enterprise.

It is worth noting that the concerns regarding counterparty risk raised by the Commission in Kraken stemming from Kraken’s possession of users’ digital assets are not present for Everstake because Everstake’s users retain custody and control over their own digital assets.

Everstake’s program does not involve a common enterprise because Everstake does not manage or have custody over users’ digital assets and, except for Ethereum, does not pool digital assets.

According to the SEC’s complaint, in Kraken’s program,

…investor tokens are transferred and pooled in wallets for the purposes of the Kraken Staking Program, and Defendants determine when and how many of these pooled tokens to stake. During this time, and for as long as the investor chooses to stake his or her tokens, investors receive a pre-calculated payout from Defendants. Defendants market that these payouts are distributed pro rata to investors depending on the amount of tokens they have staked (i.e., Defendants advertise a fixed return for all investors). Defendants do not segregate or separately manage an individual investor’s crypto assets as part of the Kraken Staking Program. . . .[a]ll rewards generated from the Kraken Staking Program also flow directly to Defendants, who determine whether and how many tokens in the pool to stake, and how often (and how much in rewards) to pay investors.6

The Kraken complaint provides specific detail as to Kraken’s activities with respect to offering and selling its digital asset “staking services” to the public. These “staking services” involved Kraken taking possession of digital assets that users transferred to Kraken, Kraken pooling these digital assets, and Kraken determining whether and how many of the pooled digital assets to stake on users’ behalf. This was done in exchange for Kraken providing users with advertised annual investment returns and other benefits (including no staking minimums, Kraken’s technical expertise in staking, and an easy-to-use platform).

Everstake’s staking services are materially different from Kraken’s “staking services” in that Everstake relies on the processes and results related to a user’s interaction with an underlying blockchain that are governed only by the rules of such blockchain, and not the rules or specifications of a promoter, issuer, or enterprise. Unlike Kraken, Everstake (1) does not take custody of users’ digital assets, (2) does not have management authority over users’ digital assets, (3) does not advertise annual investment returns to users (beyond disclosing the parameters of the blockchain protocol) and (4) users’ rewards are not tied to Everstake or any particular entity because staking rewards are determined by the protocol, not by Everstake or any other entity.

Regarding Everstake’s staking services for individuals desiring to stake Ethereum, a user would first connect its Ethereum wallet to the Everstake platform and provide the required identification and onboarding information. Once a user successfully connects its wallet to Everstake, they enter the amount of Ethereum they desire to stake (Everstake allows as little as 0.1 ETH, whereas solo-staking requires 32 ETH to create a node). The user completes the transaction by signing it with their Ethereum wallet. Once 32 ETH is gathered in a “pool” from users, Everstake’s platform starts a new validator for that pool, which starts generating rewards to users. Rewards are proportional to the size of the user’s stake.

The purpose, structure and function of Everstake’s pooling activities for Ethereum are materially different from the pooling activities identified in the Kraken complaint:

•
Everstake does not exercise discretionary authority to determine when and how many of these pooled tokens to stake. Rather, once 32 ETH is gathered in a “pool” from users, Everstake’s platform starts a new validator for that pool.

•

Rewards generated from the Everstake Staking Program do not flow directly to Everstake and Everstake does not determine how often (and how much in rewards) to pay investors. Rather, Everstake provides that the parameters of blockchain protocol govern which validator nodes receive rewards and the amount of rewards paid with respect to each digital asset that is staked by that node.

•	Everstake users staking Ethereum are not offered “liquid staking” and Everstake does not issue tokens representing the investor’s interest in the program that could be traded on the secondary market.

For the reasons set forth above, Everstake’s program is materially different than Kraken’s in these respects and does not meet the definition of a “common enterprise.”

Everstake’s program does not involve an “expectation of profits from the effort of others.”

[6]	Kraken Complaint, at 20-21.

The SEC’s complaint against Kraken states:

From its inception, Defendants have marketed the Kraken Staking Program as an investment opportunity. As detailed above, through the kraken.com website, a Kraken blog, and social media channels, Defendants have promoted the Kraken Staking Program as a way for investors to earn a high investment return—“the highest fixed-rate returns in the industry.”… Investors are led to expect that Defendants will expend efforts to generate the investment returns. For example, Defendants advertise that they have the technical ability and expertise to stake crypto assets, to undertake strategies about when and how to stake crypto assets, and to obtain and manage the regular and frequent reward payouts. Defendants’ efforts are essential to the success or failure of the enterprise.7

Everstake’s staking services do not rely on the rules or specifications of a promoter, issuer, or enterprise and instead rely on the processes and results related to a user’s interaction with an underlying blockchain. Everstake provides that the parameters of blockchain protocol govern which validator nodes receive rewards and the amount of rewards paid with respect to each digital asset that is staked by that node. Everstake uses software that is publicly available to perform validation services. These software technologies are passive, information technology services that do not involve judgement and therefore are ministerial/administrative (not managerial) under Howey and stand in contrast to the active efforts Kraken undertook to “generate the investment returns.”

Everstake’s Program is Similarly Distinguishable from the Coinbase, Lido and Rocket Pool Staking Programs

In Coinbase, the U.S. District Court in the Southern District of New York declined to grant a motion to dismiss the Commission’s allegations that Coinbase’s staking program is a security because:

…[t]o stake with Coinbase, customer participants must transfer their staking-eligible assets to Coinbase’s omnibus wallets, where they are commingled with Coinbase’s own crypto-assets and treated as fungible. Coinbase then stakes the assets, at which point they are locked-in to participate in the staking. During this time, participants are unable to transact in their crypto-assets, including to quickly react to market price fluctuations, and thus their control over their crypto-assets is necessarily constrained. As such, staking participants provide “specific consideration” in return for financial rewards derived from staking.8

In contrast, and as discussed above, Everstake’s services are non-custodial and allow users to retain self-custody of staked assets. Exodus users are not required to transfer their staking-eligible assets to Everstake.

[7]	Id. at 21.
[8]
S.E.C. v. Coinbase, No. 23 CIV. 4738 (KPF), 2024 WL 1304037 at *31 (S.D.N.Y. Mar. 27, 2024). Note that this decision was rendered in response to a motion to dismiss; in other words, the Court found that the S.E.C. sufficiently pled the Howey prongs for the litigation to move forward. Whether or not Coinbase’s staking program is a security remains an open question.

Similarly, in the SEC’s complaint against Consensys, the SEC identified two staking programs provided by Lido and Rocket Pool that allegedly offered and sold “liquid staking” programs, pursuant to which Lido and Rocket Pool issued investors a tradable token in exchange for depositing funds into the programs. The issued tokens represented the investor’s interest in the program that could be traded on the secondary market. One of the allegations is that:

[U]pon receipt of an investor’s ETH, Lido and Rocket Pool issue the investor a new crypto asset in return—stETH or rETH, respectively—representing the investor’s pro-rata interest in the staking pool and its rewards. For example, Lido referred to its staking programs as “liquid” because investors’ interests in the programs—represented by the stETH and rETH tokens—are tradable on the secondary market, thereby providing investors a mechanism to exit their investment position, whereas tokens staked directly on the blockchain cannot be easily accessed while they are staked.9

Unlike Lido’s liquid staking program – which the SEC alleged was an investment contract – users cannot access liquid staking services with Everstake using the Exodus Platform. Among other key distinctions between Everstake and Lido, Exodus users do not receive a token or other asset than enables trading on the secondary market or otherwise provides users with liquidity of the staked digital asset prior to the completion of the user’s unstaking instruction.

II.	Exodus is not an underwriter even if Everstake’s staking services are deemed to be an “investment contract.”

The Company respectfully submits that the Amended Registration Statement already includes the risk factor titled, “We do not consider ourselves a statutory underwriter under the Securities Act, though a regulator may disagree,” because the Company believes that it is not such an underwriter but nonetheless has provided this risk factor disclosure in furtherance of its transparency efforts.

The Company notes that as a general matter, the Exodus Platform provides self-custodial wallet services with the ability for users of the Exodus Platform to choose to access services provided by third parties that are API Providers, with each such API Provider paying Exodus an API fee for the ability to interact with Exodus Platform users. As relevant background, integral to a digital asset owner’s exercise of control over her digital asset is the “private key” associated with that asset. A private key allows owners to transfer their assets. Digital wallets, such as ones provided by the Exodus Platform, offer a method to store and manage information about the digital assets, including the private key associated with a digital asset. Because the private key is stored locally on the user’s device, only the person who physically has access to that device can transact on that user’s behalf. It is for this reason that digital wallet applications are frequently described as “self-custodial.”

To enhance its functionality, the Exodus Platform also interlinks with third-party platforms that enable certain functionality with respect to digital assets. Specifically, the Exodus Platform allows users to access third-party trading platforms for users to initiate trades and services for users to receive, swap, or stake their digital assets with no involvement by Exodus. In relation to staking, the user does not pay fees to Exodus. Instead, Everstake – the only staking service provider with a connection to the Exodus Platform – pays an API fee for the ability to interact with Exodus Platform users.

Thus, given the fact that Exodus has no significant role in carrying out Everstake’s services, including having no direct or indirect contact with the user during the staking process, Exodus does not believe that it can reasonably be construed as participating or having direct or indirect participation in the distribution of a security, even if Everstake’s services were considered the offer and sale of an investment contract security under Howey.

The self-custodial nature of Exodus’s services fundamentally contrast with the centralized staking models of Kraken and Coinbase. The Company further notes that its services, including as it relates to staking, also significantly differ from the types of services the SEC alleges in its complaint against Consensys. The complaint states “[w]hen using the MetaMask Swaps platform to request a trade, the investor does not—indeed, cannot—interface directly with the third-party liquidity provider; rather, Consensys effects the trade through software that it has programmed, including (a) MetaMask Wallet, (b) blockchain-based smart contracts, and (c) “Adapter” smart contracts that interface with third party software applications.” None of this is true with respect to the staking services offered to Exodus users. In contrast, once a user connects itself to Everstake and provides onboarding information based on Everstake’s requirements, Exodus has no substantial role in the staking process. Exodus does not in any way handle or transfer assets on behalf of any user. Exodus does not itself interpose any smart contract or similar functionality to facilitate asset transfer from users’ wallets to Everstake. Instead, Exodus users directly interact with Everstake. In this sense, the Exodus wallet is truly self-custodial and simply a technological interface that provides an ability for users to access and directly interact with a third-party staking service provider, Everstake. Exodus does not participate in any of the key securities issuance or distribution processes that characterize underwriting activity. It therefore cannot be reasonably argued that Exodus is an underwriter or has any direct or indirect participation in an underwriting.

[9]	Complaint at 3, S.E.C. v. Consensys Software, 1:24-cv-04578 (E.D. N.Y June 28, 2024).

III.	Copies of all agreements relating to these activities, including user agreements and agreements with Everstake.

There are two relevant agreements relating to staking services for Exodus’ users: (1) the agreement between the user and Everstake and (2) the agreement between Exodus and Everstake. The Company is providing both agreements directly to the Staff under separate cover. With respect to the agreement between Exodus and Everstake, the Company is providing such agreement on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with such rule, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Amended Registration Statement, including any further amendments thereto. By separate letter, request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 has been made by the Company.

2.
Refer to your response to comments 1 and 2 that you do not have any policies or processes in place to determine whether the crypto assets your wallet supports and the crypto assets you hold for your own account are securities within the meaning of Section 2(a)(1) of the Securities Act or whether the exchanges that take place on your platform between users of the platform, the exchanges that take place on your platform via your APIs and the services such as staking that you provide to your users constitute the offer and sale of “securities” and whether such services are provided in compliance with the federal securities laws. We note that certain of the crypto assets your wallets support, the crypto assets you hold, the crypto assets for which you provide trading services and staking services have been identified as securities in separate SEC complaints such as Cosmos, Tezos, Solana, Polygon and Algorand. Please revise your disclosure to (i) clarify that you do not have policies or processes in place to determine whether the crypto assets you support and provide services for are securities within the meaning of Section 2(a)(1) of the Securities Act, (ii) disclose that certain of the crypto assets you provide access to services for have been identified as securities in SEC complaints and (iii) expand your disclosure regarding the impacts to your business if your products and services are found to be in violation of the federal securities laws.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. Please refer to pages 4 and 12.

3.
Refer to your response to comment 1. Please revise your disclosure to address your policies and processes for determining whether you are in compliance with the rules, regulations and laws of the jurisdictions outside of the U.S. in which you offer your products and services and describe the material rules, regulations and laws that impact your business in such jurisdictions.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. Please refer to page 12.

4.	Please revise the table you provided in response to comment 3 to:
•	identify each of the crypto assets material to your business, organized by aggregate revenue earned involving the crypto assets;
•	for each crypto asset listed, identify the blockchain on which the crypto asset exists;
•	for each crypto asset, include revenue earned from transactions involving the crypto asset in each jurisdiction in which you provide products and services for the crypto asset; and
•	for each crypto asset, identify the services you provide for the crypto asset.

In addition, please revise your registration statement to include a table that, by revenue earned, lists the crypto assets that are material to your business and the jurisdictions in which you provide services for each of these crypto assets, and describe the characteristics of each of these crypto assets. In this regard, we note your disclosure on pages 30 and 60.

The Company acknowledges the Staff’s comment and has provided the relevant information below and has also revised pages 36 and 37 of Amendment No. 2.

As further discussed elsewhere in this letter, the Company does not earn revenue by charging users for products or services. The Exodus wallet is offered to users for free; the majority of the Company’s revenue is earned by charging fees to the API Providers that engage in digital asset transactions with our users. For transaction services provided by API Providers to users located in the United States, we charge API Providers a monthly tiered subscription fee payable to us in arrears once a month. For transaction services provided by API Providers to users located outside the United States, we generally utilize a transaction-based structure to charge API Providers a percentage of the underlying value of the digital asset transactions. Revenue earned from API Providers is categorized as (1) exchange aggregation, (2) fiat onboarding and (3) staking based on the type of digital asset transaction in which the API Provider engages with the user. The Company also earns revenue from consulting and other services, which does not involve digital assets. During the first half of 2022, the Company ceased provided gaming services on the Exodus Platform and currently has no plans to provide gaming services on the Exodus Platform. See Note 3—Revenue Recognition to our consolidated financial statements included in Amendment No. 2.

While we do not engage in the trading of digital assets on our platform, we receive compensation from the API Providers as discussed above. Based on the services offered and transactions conducted by API Providers, the following table shows the digital assets that are most material to our business by revenue.

Digital Asset	API Provider Services	Blockchain(s)

BTC Store of value and payment cryptocurrency	Exchange Aggregation; Fiat Onboarding	Bitcoin
Tether USD Stablecoin	Exchange Aggregation; Fiat Onboarding	Ethereum, Algorand, Avalanche, Binance Smart Chain, Arbitrum, Polygon, Optimism, Solana, Tron, Fantom, Polygon, Solana
Ether Blockchain economy or blockchain platform	Exchange Aggregation; Fiat Onboarding; Staking	Ethereum
USD Coin Stablecoin	Exchange Aggregation; Fiat Onboarding	Ethereum, Algorand, Avalanche, Binance Smart Chain, Arbitrum, Fantom, Polygon, Optimism, Solana, Tron
Other All other digital assets	Exchange Aggregation; Fiat Onboarding; Staking	Multiple Blockchains

The following table shows revenue earned from our API Providers in relation to our primary revenue driver, exchange aggregation, involving the digital assets shown in the table above, disaggregated by geography (based on the addresses of the Company’s API Providers). Because no jurisdiction other than those listed accounted for more than 2.5% of exchange aggregation revenue for the years ended December 31, 2023 and 2022, we believe that including the four jurisdictions included in the table below, along with a category for “Other” combining the revenues from all other jurisdictions, addresses this comment, and that a further breakdown of such revenue by geography would not be useful to investors. This is consistent with our presentation in Note 3—Revenue Recognition to our consolidated financial statements included in the Registration Statement.

(in thousands, except percentages)	Revenue for the Years Ended December 31,
	2023		2022
BTC
Republic of the Marshall Islands	$7,545	46.8%	$1,437	13.7%
Hong Kong	3,285	20.4	3,472	33.2
British Virgin Islands	2,594	16.1	1,842	17.6
Seychelles	2,511	15.6	3,586	34.2
Other(1)	180	1.1	136	1.3
Total	$16,115	100.0%	$10,473	100.0%
Tether USD
Republic of the Marshall Islands	$3,773	32.9%	$3,991	36.1%
Hong Kong	3,171	27.6	3,411	30.9
British Virgin Islands	2,176	18.9	1,323	12.0
Seychelles	2,196	19.1	2,205	20.0
Other(1)	176	1.5	116	1.1
Total	$11,492	100.0%	$11,046	100.0%
Ether
Republic of the Marshall Islands	$1,976	28.6%	$953	19.2%
Hong Kong	1,686	24.3	735	14.8
British Virgin Islands	2,331	33.6	2,053	41.4
Seychelles	869	12.5	1,177	23.7
Other(1)	66	1	46	0.9
Total	$6,928	100.0%	$4,964	100%
USD Coin
Republic of the Marshall Islands	$611	22.1%	$674	18.1%
Hong Kong	467	16.9	648	17.4
British Virgin Islands	960	34.9	892	24.0
Seychelles	649	23.5	1,449	39.0
Other(1)	73	2.6	56	1.5
Total	$2,760	100.0%	3,719	100.0%
Other Digital Assets
Republic of the Marshall Islands	$3,907	25.7%	$7,648	40.3%
Hong Kong	2,983	19.6	3,103	16.4
British Virgin Islands	3,120	20.5	3,358	17.7
Seychelles	4,296	28.2	4,383	23.1
Other(1)	920	6.0	486	2.6
Total	$15,226	100.0%	$18,978	100.0%
All Digital Assets
Republic of the Marshall Islands	$17,812	33.9%	$14,703	29.9%
Hong Kong	11,592	22.1	11,369	23.1
British Virgin Islands	11,181	21.3	9,468	19.3
Seychelles	10,521	20.0	12,800	26.0
Other(1)	1,415	2.7	840	1.7
Total	$52,521	100.0%	49,180	100.0%

[1]	No other individual jurisdiction accounted for more than 2.5% of exchange aggregation revenue in each year.

5.
Please provide a detailed legal analysis as to why you believe the Company would not be a “broker” or “dealer” under the Exchange Act as a result of their operation of the Exodus Platform. In your response, please cite to applicable case law, no-action letters, or other guidance.

A.	Summary

Whether a digital asset or staking is a security under the federal securities laws is a highly fact-intensive analysis, and in the cases brought by the SEC, federal district courts across the United States are grappling with these questions, often coming to analyses and conclusions at odds with the positions being asserted in those cases by the SEC. Assuming, arguendo, that some of the digital assets or staking services made available on the Exodus platform are deemed to be securities, Exodus’ role is sufficiently removed from any transactions that it should not be deemed to be effecting transactions.

Exodus simply makes available technology services provided by API Providers to Exodus Platform users, a role that does not equate to substantially participating in key steps of transactions between its users and API Providers. Given Exodus’ limited role in the transaction chain, it cannot be reasonably argued that Exodus effects the transactions sought out by wallet users. The Company’s limited role as a software provider does not require registration as a broker-dealer.

B.	Background on Relevant Services

As described in the Amended Registration Statement, and referenced herein, Exodus has developed proprietary software that enables users to store, send, and receive digital assets using online wallet functionality. The Company’s involvement in such activity is generally limited to providing a visual interface to access the blockchain. The Company does not take possession of the user’s assets (i.e., it has no access to the keys).  Instead, the Exodus Platform provides a streamlined interface that connects its users to functionality provided by third-party API Providers.

API Providers furnish connection to exchanges to allow users to transact in digital assets without having to directly access centralized exchanges or similar venues. The Exodus Platform also provides important information for users regarding accurate and real-time information on digital asset prices and other relevant market data, such as news articles and historical pricing. Exodus aggregates the APIs of several industry-leading pricing services to provide real-time digital asset pricing information to users.

Exodus charges the API Providers that furnish exchange services a monthly subscription fee, with subscription tiers based on transaction volume processed by the API Provider, with respect to the volume of connections facilitated for users located in the United States.  With respect to services offered by API Providers to persons located outside the United States, the Company generally charges each API Provider a percentage of the underlying value of any digital asset transaction occurring through that API Provider.   Similarly, Exodus receives a fee from Everstake for software technology services and portions of this fee are based on the amount of assets staked on Everstake by Exodus users.10

In contrast to the exchange and staking functions of certain competitor wallets, Exodus does not handle or transfer assets on behalf of any user. Exodus does not itself interpose any smart contract or similar functionality to facilitate asset transfer from users’ wallets to Everstake. Instead, Exodus users connect to the relevant API Provider, provide identifying information to the API Provider based on such provider’s onboarding requirements, and then users directly interact with the API Provider with respect to all elements of the exchange or staking service.

[10]
As described supra in response to comment 1, the user determines the amount of digital assets to stake, retains full control and ownership of the digital assets, and can unstake them at any time. Exodus does not have any contact with, control over, or ability to take control of any assets that a user stakes.

C.	The Company’s Limited Role as a Software Provider Does Not Require Registration as a Broker-Dealer.[11]

1.	Exodus does not effect transaction in securities.

a.	Digital Asset Transactions

Whether a person (inclusive of an entity) is “effecting” transactions in securities is a facts-and-circumstances inquiry that analyzes whether such person participates in various activities considered to be “key points” in a security’s sales or distribution chain.12  Effecting includes soliciting transactions, negotiating between the issuer/promoter and the investor,13 taking, routing or matching orders, and handling customer funds or securities,14 among other things. Examples of what have been considered key points in a security’s distribution range from generally having some role in the securities transaction process to actively soliciting or structuring securities transactions.15

Whether a person is “engaged in the business” of effecting transactions for the accounts of others turns on many factors that indicate a regularity of business, including the number of transactions and clients, the dollar amount of securities sold, and whether a person holds itself out as a broker, as executing trades, or as assisting others in settling securities transactions. However, one significant factor is whether a person receives transaction-based compensation. The SEC Staff has described compensation to be transaction-based if such compensation is “tied to the size, value or completion of any transaction.”16 That said, transaction-based compensation has no bearing on whether a person is receiving that compensation for effecting securities transactions.17 For example, in a recent court decision regarding digital asset wallet services, a court found that a wallet service that charged transaction-based fees did not constitute broker-dealer services because involvement in effecting securities transactions was minimal.18

[11]
Section 3(a)(4) of the Exchange Act of 1934 generally defines a “broker” to mean a person “engaged in the business” of “effecting” transactions in securities for the account of others, and not for such person’s own account. Section 3(a)(5) of the Exchange Act generally defines a “dealer” to mean a person “engaged in the business” of both “buying and selling” securities for such person’s own account, through a broker or otherwise – for example, a dealer is a person who, as a “business,” purchases and, then, sells such securities, presumably at a higher price, in order to profit from the “spread” between the purchase and sale prices, like an underwriter, exchange market maker, or over-the-counter market maker. A “person” for these purposes includes both individuals and entities. Section 15(a)(1) of the Exchange Act generally requires that all broker-dealers who use the U.S. mails or any means of interstate commerce be registered with the SEC under the Exchange Act. The Company does not purchase assets for its own account to eventually capture a spread from customers and so only analysis related to brokerage activity, and not dealer activity, is relevant here.

[12]	See Mass. Fin. Svcs., Inc. v. Securities Investor Protection Corp., 411 F. Supp. 411, 415 (D. Mass.), aff’d, 545 F.2d 754 (1st Cir. 1976), cert. denied, 431 U.S. 904 (1977).
[13]	See SEC v. Martino, 255 F. Supp. 2d 268, 270 (S.D.N.Y. Apr. 2, 2003).
[14]	See The Investment Archive, LLC, SEC Staff No-Action Letter (May 14, 2010).
[15]	See BD Advantage, Inc. SEC Staff Denial of No-Action Request, (Oct. 11, 2000) (hereinafter “BD Advantage Letter”); Bondglobe, Inc., SEC Denial of No-Action Request (Feb. 6, 2001).
[16]
See, e.g., Loffa Interactive Corp., Inc., SEC Staff No-Action Letter,  (Sept. 12, 2003).  The SEC stated that the fee in Loffa was “not as commission,” and granted relief on this basis. The SEC characterized such fee as “a flat, predetermined fee per message transmission.”

[17]
See Rhee v. SHVMS, LLC, No. 21 Civ. 4283 (LJL), 2023 WL 3319532, at *9 (S.D.N.Y. May 8, 2023) (“[C]ommission-based payment, standing alone, is not dispositive of whether a party acts as a broker-dealer under the Exchange Act.”) (quoting Quantum Cap., LLC v. Banco de los Trabajadores, No. 14 Civ. 23193 (UU), 2016 WL 10536988, at *7 (S.D. Fla. Sept. 8, 2016); see also SEC v. Mapp, 240 F. Supp. 3d 569, 592-93 (E.D. Tex. 2017) (holding that a person was not a broker notwithstanding transaction-based compensation because he “was merely facilitating securities transactions rather than performing the functions of a broker”).

[18]	SEC v. Coinbase Inc., No. 23 CIV. 4738 (KPF), 2024 WL 1304037 (S.D.N.Y. Mar. 27, 2024).

Here, Exodus is provider of technology services, but does not substantially participate in the key steps of transactions19 and it therefore cannot be reasonably argued that Exodus effects the transactions sought out by wallet users.

Exodus serves a very limited role in the transaction chain. Exodus simply makes available technology services provided by API Providers to Exodus Platform users. All Exodus users maintain sole custody of their assets. As such, users themselves must elect to send the transactions to the relevant API Provider. The user can view certain market data about products that they may wish to transact in.  Once a user “clicks” to send their transaction to an API Provider (which occurs once the Exodus Platform algorithm suggests options based on the user’s intended transaction), the user provides onboarding information to the API Provider and Exodus has no further involvement or role in the ultimate transactions that occur (or do not occur) between users and API Providers.  Accordingly, as discussed further below, given its limited role, Exodus does not have the requisite involvement, ability, or authority to effect transactions for the accounts of its users.

Exodus does not engage in any activities that are hallmarks of brokers, including:

•	Taking possession, control, or custody of users’ assets or securities;
•	Structuring prospective securities transactions;
•	Identifying potential purchasers of securities;
•	Soliciting or recommending securities transactions
•	Participating in negotiations between potential transaction participants;
•	Providing valuation or other advice with respect to the merits of a potential investment;
•	Handling users’ funds or securities in connection with securities transactions; or
•	Participating in the execution, settlement, or clearance of the securities transactions.

Courts have held that there is a distinction between facilitating transactions among other persons/entities and effecting transactions for the account of others, and that the former is non-broker conduct.20 Here, Exodus does not effect transactions for the accounts/wallets of others. Instead, Exodus merely provides technology to ease the process for Exodus Wallet users to access API Providers that facilitate swaps of assets.21 (Exodus Wallet users can also take their key and engage in transactions independently of using any of the Exodus technology for accessing trading venues/counterparties).

In addition, the Company notes that the SEC Staff has granted no-action relief to operators of technology platforms and service providers that facilitate or otherwise passively participate in transactions but that are not deemed to be having a role in effecting transactions for purposes of Section 3(a)(4) of the Exchange Act. For example:

•
In S3 Matching Technologies LP22, the Staff granted no-action relief to a financial services software company that offered a computerized system that electronically linked registered broker-dealers to one another. The S3 system contained analytical tools relating to order routing and order execution as well as an order message communication tool, but the owner and operator of the system was not involved in the execution, settlement or clearance of transactions.  Importantly, the S3 system was solely an electronic communications system that performed none of the services that would constitute effecting transactions in securities under Section 3(a)(4) of the Exchange Act.[23]

[19]	For rhetorical ease, the foregoing discussion refers to transactions generally, without reference to securities.
[20]
SEC v. M&A West, Inc., 2005 WL 1514101, at *9 (N.D. Cal. June 20, 2005) (distinguishing between “the business of facilitating securities transactions among other persons” and being in the business of “effecting transactions for the account of others” and concluding that the former is not tantamount to the latter) (emphasis added); see also SEC v. Mapp, 240 F. Supp. 3d 569, 592-593 (E.D. Tex. 2017) (holding that a person was not a broker because he “was merely facilitating securities transactions rather than performing the functions of a broker”).

[21]	5 Law Sec. Reg. § 14:56 (“Definitions of Broker and Dealer”) (“Merely providing information that may facilitate investors will not classify the provider as a broker-dealer.”).
[22]	SEC No-Action Letter (July 19, 2012).
[23]
With respect to fees, the S3 system offered participants a range of pricing tiers.  Tiers with a higher flat monthly fee would be applied to participants who utilized higher specified message levels, but this fee structure was not deemed by the Staff to be compensation that was based directly or indirectly on the size, value, or occurrence of securities transactions.

•
In GlobalTec Solutions LLP[24], the Staff granted no-action relief with respect to a desktop application that allowed users to develop personalized trading strategies for publicly traded securities, and to submit orders to participating broker-dealers. Users of the GlobalTec system could only send orders to a participating broker-dealer after opening an account with that broker-dealer. Although the platform facilitated, among other things, the transmission of order information in addition to the foregoing functionality, GlobalTec was not required to register as a broker-dealer.[25]

•
In Neptune Networks Ltd.[26], the Staff granted no-action relief for Neptune to operate a fixed-income data connectivity network without registering as a broker-dealer.  Neptune developed a passive electronic data connectivity and communication system for institutional participants in the fixed-income market.  Neptune’s system was developed to facilitate the transfer of fixed income market pre-trade data from sell-side (sender of data) market participants to buy-side (recipient of data) market participants, in each case who subscribed to Neptune’s system, via a secure, password-protected website.  All messaging on Neptune’s system was secured via end-to-end encryption, which provides complete confidentiality to buy-side and sell-side participants engaging on the system.  Neptune could not decrypt any communications that occurred on the system, and thus had no access to the content of the messages.  In their request for relief, Neptune highlighted that Neptune did not (a) structure prospective transactions; (b) assist participants in identifying potential purchases of securities; (c) screen potential participants in transactions for creditworthiness; (d) solicit securities transactions; (e) receive transaction-based compensation; (f) participate in negations between transaction participants; (g) provide valuation or other advice as to the merits of an investment; (h) handle customer securities or funds in connection with security transaction; or (i) prepare or send confirmations for any transactions that may be entered into by buy-side and sell-side participants that utilized Neptune’s system.

2.	Staking

Please refer to the Company’s response to Comment #1.  As noted therein, Exodus users may choose to access Everstake and engage in staking. Exodus has no contact with the user during the staking process. Exodus does not believe that it can be construed as effecting securities transactions, even if, for the sake of argument, Everstake’s services were considered the offer and sale of an investment contract security.

D.	The Company’s Analysis is Supported by Recent Court Decisions.

The U.S. District Court for the Southern District of New York, in considering a service offering with fundamentally identical attributes to the services provided to Exodus users, recently held that self-custodial wallet services do not constitute broker-dealer activity.27

In Coinbase, the court recognized that the services  were carried out in a manner whereby Coinbase did not “maintain custody over the crypto-assets traded through the Wallet [service . . .] as the assets held through Wallet [were] ‘self-custodied.’”28 As such, the “private key” was stored locally on the user’s device, and no one but the person who physically had access to that device, including the creator of the wallet application, could transact on that user’s behalf.  The court continued:

To enhance its functionality, Coinbase’s Wallet application also interlinks with third-party platforms to facilitate a user’s transactions. Specifically, Wallet allows a Coinbase customer to access third-party decentralized trading platforms (or DEXs) to participate in retail trades outside the Coinbase Platform. A user can therefore transact in crypto-assets from numerous blockchains, including to buy, sell, receive, “swap,” or “bridge,” via assets held in that user’s Wallet. Coinbase advertises that “Coinbase Wallet brings the expansive world of DEX trading to your fingertips, where you can easily swap thousands of tokens, trade on your preferred network, and discover the lowest fees,” and further proclaims that Wallet “makes it easy to access [] tokens through its trading feature, which compares rates across multiple exchanges.” In exchange for this service, through at least March 2023, Coinbase charged a flat fee of 1% of the principal amount for each transaction executed through the swap/trade feature in Wallet.29

Key to the court’s reasoning was whether a promoter’s conduct could be characterized by “a certain regularity of participation in securities transactions at key points in the chain of distribution.” The court stated that the SEC’s allegations did not implicate many of the factors courts use in identifying a “broker” and although Wallet services were associated with a 1% commission and compared prices across third-party platforms, among other things, the court characterized Coinbase’s participation in brokerage-related services as “minimal” and “insufficient to establish brokerage activities.”30 The court stated that its views were underscored by the fact that Coinbase had no control over a user’s crypto-assets or transactions via Wallet, which product simply provides the technical infrastructure for users to arrange transactions on other venues in the market. In addition, only a user had control over her own assets, and the user was the sole decision-maker related to transactions.

The Exodus Platform provides services in the same manner as Coinbase Wallet but without charging a transaction-based fee directly to users. Exodus users hold their assets on a self-custodial basis and all decisions on the dispositions of their assets, including with respect to trading and staking, are solely made by the user. Like Coinbase Wallet, Exodus has no control over a user’s crypto-assets or transactions, and the platform simply provides the technical infrastructure for users to arrange transactions in the market.

[24]	SEC No-Action Letter (Dec. 28, 2005).
[25]	GlobalTec charged fees including setup fees and a tiered fee structure to access its system rather than based on the size, value or occurrence of securities transactions conducted through the system.
[26]	SEC No-Action Letter (Mar. 3, 2020).
[27]
Coinbase, No. 23 CIV. 4738 (KPF), 2024 WL 1304037 at *35 (S.D.N.Y. Mar. 27, 2024) (“The SEC does not allege that Coinbase performs any key trading functions on behalf of its users . . . Coinbase has no control over a user’s crypto-assets or transactions via Wallet . . . while Wallet helps users discover pricing on decentralized exchanges, providing pricing comparisons does not rise to the level of routing or making investment recommendations.”).

[28]	Id. at *38.
[29]	Id. at *34.
[30]	Id.

6.
We note your references throughout to “digital assets,” “cryptocurrency,” “crypto assets” and “virtual currency.” To the extent you are using these terms interchangeably, please revise your disclosure to use one term. If these terms are instead being used to mean different things, please revise to define each term on first use.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly, which now references only “digital assets” and “cryptocurrency” and defines each term on page 2.

Business, page 1

7.
Refer to your response to comment 6. Please revise to identify the jurisdictions in which you offer your platform and services. In this regard, we note that you provide a map on your website that shows the jurisdictions in which you operate.

The Company respectfully advises the Staff that, as previously discussed in our response to comment 6 and as disclosed in the Registration Statement, the Company offers the Exodus Platform in all jurisdictions not prohibited by U.S. or international law. In addition, the Company discloses the specific list of jurisdictions in which it uses geo-blocking technology to block the Exodus Platform’s availability in those jurisdictions. Given the number of countries the Exodus Platform is offered in throughout the world (100+ countries), the Company respectfully believes that the existing disclosure addresses this comment when considered in its totality, and that a list of 100+ countries would not be useful to investors.

The Company acknowledges the Staff’s comment regarding the map on the Company’s website and respectfully notes that such map was presented for illustrative purposes only and did not purport to be indicative of the jurisdictions in which the Exodus Platform is offered. Nonetheless, the Company has removed the map from its website.

8.
Refer to your response to comment 11. Please describe the AML, KYC and other procedures conducted by your third-party API Providers, and describe your AML, KYC and other procedures related to the sale, acquisition and distribution of crypto assets for your own account or in connection with your referral program. In this regard, we note your disclosure on pages 4 and 9.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly to describe the other procedures related to the sale, acquisition and distribution of digital assets for its own account and in connection with its referral program. Please refer to page 13.

Regarding the AML, KYC and other procedures conducted by third-party API Providers,

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 to clarify that the Company conducts Know Your Buyer (KYB) diligence with respect to the API Providers and, in turn, the third-party API Providers conduct AML or KYC procedures with respect to their users (including any users from the Exodus Platform) in accordance with their respective policies, procedures and regulatory obligations. The Company’s API agreements and user Terms of Service provide that all transactions flowing through the API Providers are solely between the API Provider and the user and, as a result, the Company is not a party to such transactions. Pursuant to the Company’s agreements with its API Providers, the API Providers represent to the Company that they have AML, KYC and other procedures reasonably designed to prevent their platform from being used to facilitate money laundering, terrorist financing, and other illicit activities, or to do business in countries or with persons and entities included on designated country or person lists promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Controls and equivalent authorities in other countries. The Company relies on the representations, warranties and covenants provided by the API providers to us in the API agreements we have with such providers (forms of which are filed as exhibits to Amendment No. 2) and, absent any perceived or known issue that may warrant an independent verification, the Company does not investigate such statements.

9.
We note your disclosure that Exodus offers access to over 21,000 crypto assets. We also note that your website indicates that 100,000+ crypto assets are supported. Please reconcile this difference or explain.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly to clarify that these numbers refer to two distinct concepts: (1) the number of digital assets supported by Exodus wallet’s basic functionality; and (2) the number of digital assets for which services are offered and performed by the API Providers. The Exodus wallet supports over 100,000 digital assets with basic wallet functionality that allows users to send, receive and store digital assets self-custodially. There is a smaller number of digital assets, currently over 21,000, with respect to which the API Providers offer services. Not all assets included in this group are supported by API Providers in all jurisdictions. These services primarily include exchange aggregation, staking and fiat onboarding.

Our Industry, page 1

10.
Refer to your response to comment 14. Please expand the last bullet point on page 2 to clarify that stablecoins may deviate from the pegged value for many reasons, including supply and demand and market conditions that cause reputational harm.

The Company acknowledges the Staff’s comment and has expanded the last bullet point on page 2 of Amendment No. 2 accordingly.

Our Products and Services, page 5

11.
Refer to your response to comment 17. Please identify all of your API providers as of the most recent practicable date, including the jurisdiction of each and the services provided to users of your platform by each, including whether the API provides such services to U.S. persons. In addition, please revise your disclosure to clarify the fees users pay for the use of your services and products. In this regard, we note your disclosure on page 4 that “[w]here permitted, each new app provides [you] with an opportunity to monetize user transactions involving digital assets held in the Exodus Platform through commissions, subscription fees or other means.”

The Company acknowledges the Staff’s comment and has identified all of our API providers as of June 26, 2024 in the table below, including the jurisdiction of each and the services provided to users of your platform by each, including whether the API provides such services to U.S. persons.

API Provider	Service Provided	US and/or INTL[1]	Jurisdiction
1inch	Exchange Aggregation	INTL	British Virgin Islands
Aeroswap	Exchange Aggregation	US and INTL	British Virgin Islands
ChangeHero	Exchange Aggregation	US and INTL	Hong Kong
Changelly	Exchange Aggregation	INTL	Hong Kong
ChangeNow	Exchange Aggregation	US and INTL	Saint Vincent and Grenadines
Cripto InterCambio	Exchange Aggregation	US and INTL	Seychelles
Dexhunter	Exchange Aggregation	US and INTL	Saint Vincent and Grenadines
Exolix	Exchange Aggregation	US and INTL	Ukraine
Juniper	Exchange Aggregation	US and INTL	Singapore
Lets Exchange	Exchange Aggregation	US and INTL	Seychelles
Lifi	Exchange Aggregation	US and INTL	Germany
N.Exchange	Exchange Aggregation	INTL	Republic of the Marshall Islands
Switchain	Exchange Aggregation	INTL	Republic of the Marshall Islands
Everstake	Staking	US and INTL	Ukraine (2022) England (2023)
Moonpay	Fiat Onboarding	US and INTL	Singapore
PayPal	Fiat Onboarding	US	USA
Ramp	Fiat Onboarding	US and INTL	England
Robinhood	Fiat Onboarding	US	USA
Sardine	Fiat Onboarding	US and INTL	USA
Hedera Hashgraph	Hosting Fee	US	USA
Bitrefill	Affiliate Revenue	US and INTL	Sweden
Magic Eden	Affiliate Revenue	US and INTL	USA
SportX	Affiliate Revenue	INTL	Canada
Trezor	Affiliate Revenue	INTL	Czech Republic
Wallet of Satoshi	Affiliate Revenue	US and INTL (2022) INTL in (2023)	Australia
Lightning	P2P Sending/Receiving	INTL	Australia

[1]
API Providers are subject to legal and regulatory restrictions depending on the laws of the jurisdictions in which they operate. Services offered by API Providers may vary by jurisdiction, including variances in the number and type of services offered by API Providers to persons located outside of the U.S. as compared to services offered to persons located within the U.S. For example, Moonpay offers Uniswap (UNI) to its non-U.S. customers but does not offer UNI in the U.S. In addition, even within the U.S., services offered by API Providers may vary from state to state depending on applicable law. We have no control over an API Provider’s decision to provide certain services in a specific jurisdiction or over an API Provider’s decision to discontinue providing services in any jurisdiction.

Additionally, we have revised Amendment No. 2 to clarify that the Company does not earn revenue from its users and instead monetizes its platform through commissions and fees paid by third-party API Providers.

12.
Refer to your response to comment 19. Please expand your Exchange Aggregation section on page 5 to describe in detail what your Exchange Aggregator is and how it works. For example, please disclose how your platform identifies and communicates (i) the trading pairs of crypto assets that users may exchange, including the number of crypto assets the user will transfer and receive in such exchange, (ii) the fiat currencies users may use to purchase crypto assets, including the cost of purchasing such crypto assets and (iii) the crypto assets that users may exchange for fiat currencies, including the amount of fiat currency the user will receive. Also identify the exchanges that the Exchange Aggregator aggregates, the jurisdiction of each exchange and whether the Exchange Aggregator offers services for all 21,000 crypto assets, including the NFTs, that your wallet supports. Also describe the mechanics of how a user sends, receives and exchanges crypto assets by using the Exchange Aggregator, including whether the user transfers its crypto assets or fiat currency to the API Provider in connection with the transaction.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.  Please refer to pages 5 and 6.

13.
Refer to your response to comment 21. Please revise your disclosure on page 5 to describe how you aggregate the APIs of several industry-leading pricing services to provide real-time information on crypto asset prices on your platform. Also identify the industry-leading pricing services.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. Please refer to page 6.

14 .
Refer to your response to comment 22. We note that you define a monthly active user as any user “with transaction history” that opens a wallet on your platform in a given month. Please revise your disclosure on page 31 to clarify what you mean by “with transaction history.” Also please describe here to clarify how you use MAU to measure the retention levels of your users as well as the size of your global funded user community. Please also provide a brief definition of “funded user community.”

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly and to discuss “funded user” instead of “funded user community.” Please refer to pages 38 and 39.

15.
We note your disclosure that an updated list of Exodus’ API providers is available within the terms of service located on Exodus’ website. We are unable to locate the “terms of service” on your website.

The Company respectfully advises the Staff that the “terms of service” are located at the following URL: https://www.exodus.com/legal/exodus-tos-20240219-v29.pdf.

16.
Refer to your response to comment 23. Please revise to disclose how you inform users whether or not your wallet will support a fork. Also please clarify what you mean by your disclosure on page 5 that “[b]ecause the Company is a self-hosted wallet, the Company’s users have the ability to import their mnemonic seed phrase or private key into another wallet platform that may support forks that Exodus does not support.” Also, please disclose whether you inform users of airdrops, and, if so, how.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. Please refer to pages 4 and 5.

17.
Refer to your response to comment 24. Your disclosure on page 6 that users can un-stake their crypto assets at any time appears to be inconsistent with the disclosure that users staking Cosmos coins on Exodus will be required to wait twenty-one days to un-stake their Cosmos coins. Please revise for clarity and consistency and describe the terms of each of the staking products offered on your platform. In addition, please disclose the risks to users of using the staking products offered on your platform.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. Please refer to pages 7 and 24.

Digital Asset and Stablecoin Holdings, page 7

18.
Refer to your response to comment 7. Please disclose the percentage of your private keys that you hold in cold storage. In addition, we note your disclosure that you self-custody 4,625,187 units of “Other” crypto assets. Please revise to disclose the crypto assets in the “Other” category.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. Please refer to page 9.

19.
Refer to your response to comment 8. We note that your policy related to when you monetize your crypto assets is to maintain a 50/50 balance of crypto assets and fiat currency. Please disclose how often you evaluate the balance and how often you rebalance your holdings. You also disclose that you have never and likely will never achieve a 50/50 split. Please revise to disclose the splits you have had over the most recently completed fiscal year and as of the most recent practicable date.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. Please refer to page 10.

Human Capital Management, page 8

20.
Refer to your response to comments 25 and 26. On page 8, you disclose that your employees are paid exclusively in Bitcoin. However, it appears that almost all of your employees are actually contractors who work for you pursuant to your agreement with TriNet and that, pursuant to the agreement, TriNet assumes the liabilities for the business of employment such as compensation. Please revise to clarify whether you pay TriNet’s employees in Bitcoin or whether you reimburse TriNet for its expenses in Bitcoin. Also disclose how you determine the “current Bitcoin rate.” In addition, please revise to disclose the term of your agreement with TriNet and the administrative fee you pay for TriNet’s services, including whether the fees you pay TriNet are in Bitcoin or fiat currency.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. Please refer to pages 10-11.

Finally, we note your disclosure that “[y]our team members are critical to [y]our mission.” Please add a risk factor that addresses the risk that your “team members” are TriNet’s employees, if true, and that, if your agreement with TriNet is terminated, you may lose your “team members.”

TriNet is the employer of record for certain employment-related purposes, such as payroll, benefits administration, and compliance, but the Company retains control over day-to-day employee management, including hiring, firing, and job responsibilities. If the Company’s agreement with TriNet is terminated, the Company would not lose its “team members” but instead would engage another professional employer organization (PEO) to provide similar services.  There are other PEOs that can provide the services that TriNet currently provides; for this reason, we do not believe that our relationship with TriNet presents a material risk to investors.

Risks Related to Our Business
Operational cost may exceed the award, page 20

21.	Refer to your response to comment 29. Please revise your risk disclosure to describe the April 19, 2024 Bitcoin halving event.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. Please refer to page 23.

Risks Related to Regulation, page 22

22.
Refer to your response to comment 29. Please add a risk factor that addresses the extent to which material aspects of the business and operations of trading platforms are not regulated. In addition, please add risk factors that separately discuss the risk of front- running, wash-trading and security failures or operational problems at trading platforms, including ones that may be accessed through your platform.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. Please refer to page 18.

23.
Refer to your response to comment 33. Please add a separate risk factor that addresses the liability to the company if one of your API providers fails to comply with the rules, laws and regulations in the jurisdiction in which they provide services to your users.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. Please refer to page 19.

24.	Refer to your response to comment 30. As users may lose assets if one of the APIs experiences insolvency or bankruptcy, please add a risk factor that addresses the risk.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 to disclose the risk to the Company’s brand and reputation if one of the APIs experiences insolvency or bankruptcy. Please refer to page 18.

The Company respectfully advises the Staff that consistent with its prior response to comment 30, the Company believes that an API Provider experiencing insolvency or bankruptcy is neither a “material factor that makes an investment in the registrant or offering speculative or risky” nor a significant risk to the Company’s users. With respect to the former, the transactions in question occur solely between the API Provider and the user and the Company has no involvement or legal obligation to the user or API Provider in connection with any such transaction. With respect to the latter, the scenario whereby a user would lose assets if one of the API Providers experiences insolvency or bankruptcy is itself remote given any such transaction would occur over a matter of seconds.

Under Item 105 of Regulation S-K, the Company is required to disclose a “material factor that makes an investment in the registrant or offering speculative or risky.” The Company’s API Provider agreements and user Terms of Service explicitly provide that all transactions flowing through the API Providers are solely between the API Provider and the user and the Company has no legal obligation to the user or API Provider as a result of such transactions – a fact which is disclosed in the Terms of Service and throughout the Exodus platform. As a result, there is no material risk to the Company of a direct financial obligation arising from the insolvency of an API Provider. Further, in its risk factor titled “[i]f we are not able to maintain our brand or reputation, our business and results of operations may be adversely affected,” the Company has already disclosed the risk arising from the performance and reputation of its third-party API Providers and the negative impact it may have on the Company’s brand and reputation if users do not have a positive experience with its API Providers. This is the risk to the Company and its investors. Therefore, the Company respectfully advises the Staff that it does not believe that the risk factor as requested in this comment is warranted at this time and that the existing disclosure adequately addresses the matters noted above.

Further, the Company does not believe that an API Provider’s insolvency or bankruptcy is a significant risk to its users’ experience, as such users’ only exposure to an API Provider experiencing insolvency or bankruptcy would be the very brief period of time – a matter of seconds – when wallet users are engaged in an active crypto-asset transaction on an API Provider’s platform. Once the transaction is complete, the users’ assets return to the users’ self-hosted wallets on the Exodus Platform. Therefore, the scenario in which a user may lose its assets if one of the APIs experiences insolvency or bankruptcy is itself remote because a user’s exposure to the API Provider’s platform in a given transaction occurs over a matters of seconds. In the unlikely scenario that an API Provider would experience insolvency or bankruptcy during the few seconds a user’s assets are exposed to the API Provider’s trading platform, it is possible that such digital assets may be considered the property of a bankruptcy estate and subject to bankruptcy proceedings and such users could be treated as our general unsecured creditors.  However, in this unlikely scenario, we understand that bankruptcy laws are designed to protect the user’s assets in such an instance from an API Provider’s insolvency or bankruptcy. For example, in Coinbase’s Form 10-K for the year ended December 31, 2023 it noted the following: “[w]e place great importance on safeguarding digital assets we custody and keeping them bankruptcy remote from our general creditors, and in June 2022 we updated our Retail User Agreement to clarify the applicability of UCC Article 8 to custodied digital assets – the same legal protection that our institutional custody and prime broker clients also rely upon. UCC Article 8 provides that financial assets held by Coinbase are not property of Coinbase and not subject to the claims of its general creditors. In light of UCC Article 8, we believe that a court would not treat custodied digital assets as part of our general estate; however, due to the novelty of digital assets, courts have not yet considered this type of treatment for custodied digital assets.”

Due to the revenue structure for our Exchange Aggregator…., page 25

25.
We note your disclosure on page 25 that you could be deemed to be a broker-dealer if certain crypto assets are securities due to your revenue structure, as well as your statement that some digital assets may be considered securities by regulators “in the future….” Please revise to remove “in the future” as several crypto assets have been identified as securities. Please also expand this risk factor to disclose the risk that you may be acting as an unregistered broker-dealer in connection with the staking feature on your platform. In addition, and given the broad definition of broker, please add a separate risk factor to clarify that you may be acting as an unregistered broker-dealer regardless of your revenue structure due to crypto assets on your platform that may currently be securities.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 to remove “in the future” from this risk factor, to expand this risk factor to disclose the risk of the Company acting as an unregistered broker-dealer in connection with the staking feature and to add a separate risk factor clarifying that the Company may be acting as an unregistered broker-dealer regardless of its revenue structure due to digital assets on its platform that may currently be securities.

Director Independence, page 41

26.	Refer to comment 36. Please revise to identify the board members who serve on your audit committee.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. Please refer to page 48.

Legal Proceedings, page 41

27.	Refer to your response to comment 37. Please tell us why you do not view your placement on the Warning List by the United Kingdom Financial Conduct Authority to be material.

Earlier this year, the United Kingdom Financial Conduct Authority (“FCA”) published new rules relating to how digital assets can be marketed to consumers. Specifically, companies seeking to promote digital assets in the UK to retail consumers are required to register with the FCA or have any marketing approved by an authorized company. The Company is not able to register with the FCA because it operates a self-custodial wallet, and the FCA’s rules are focused on asset custodians. In anticipation of these rules taking effect on October 8, 2023, the Company took steps before the deadline to comply with the new FCA rules by modifying its marketing materials to avoid a determination by the FCA that it was promoting digital assets. Notwithstanding the steps taken by the Company, the FCA relied on the broad nature of the new rules to state that the Company was not in compliance with the rules and placed the Company on its Warning List in November 2023. In April 2024, following months of constructive dialogue with the FCA, the FCA removed the Company from its Warning List.

The Company does not view its temporary placement on the Warning List by the FCA to be material because at no time during the period in which it was placed on the Warning List was it prohibited from providing the Exodus Platform to existing users in the United Kingdom.  Rather, the Company’s placement on the Warning List prohibited new users from downloading the Exodus Platform. Given the lack of impact on the Company’s existing United Kingdom users, the Company did not view its temporary placement on the Warning List as material.

Since April 2024, the Company has continued to provide the Exodus Platform in the United Kingdom to both existing users and to new users.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Digital Format Exodus Common Stock, page 42

28.	Refer to your response to comment 38. Please provide us with a materially complete description of the Common Stock Tokens,

Common Stock Tokens are a digital representation of the Class A common stock.  What this means, in practical terms, is that an owner of Class A common stock can see a representation of the Class A common stock she owns, and she can see this representation in her digital wallet, in the form of the Common Stock Tokens. The Common Stock Tokens, however, are not the Class A common stock.  The Class A common stock is a security whose ownership is recorded solely on the books of our transfer agent, Securitize LLC, an SEC registered Transfer Agent (“Securitize”).  The Common Stock Tokens give no ownership interest in the Class A common stock.  In addition, the Common Stock Tokens themselves carry no economic, governance, or other rights.  The Common Stock Tokens cannot be transferred independently of the Class A common stock.  The Common Stock Tokens are digital markers; they are devoid of any legal rights or economic value. This is a critical point:  the Common Stock Tokens -- which have no legal, economic or other rights associated with them – should not be confused or conflated with the actual shares of Class A common stock – which have all relevant legal and economic rights, the ownership of which is determined solely by the books and records of Securitize, and the ownership of which is not affected by the “ownership” of the Common Stock Tokens.

•	including the role of Securitize,

Securitize allocates Common Stock Tokens to the wallets of holders of Class A common stock precisely and solely based on the records maintained by Securitize.  The “ownership” of the Common Stock Tokens is entirely dependent upon, and in no way independent of, the records maintained by Securitize. The Common Stock Tokens are not relevant to the clearance and settlement process for the purchase and sale of the Class A common stock.

As an example of the foregoing, if Securitize’s records show that Mary has sold 100 shares of Class A common stock and Sarah has purchased those shares, Securitize will mark in its books and records that Mary has 100 fewer shares and that Sarah has 100 additional shares. The sale of the Class A common stock will be cleared and settled in the same manner as the sale of any other shares that are maintained by Securitize and that are not sold on an exchange or DTC-eligible.  The existence (or non-existence) of the Common Stock Tokens is irrelevant to this process.

If, at the time of Mary’s sale of the Class A common stock to Sarah, both Mary and Sarah have chosen to have the Common Stock Tokens and have digital wallets, then Securitize will move 100 Common Stock Tokens out of Mary’s digital wallet, and into Sarah’s digital wallet.  Significantly, if Securitize were to not move the Common Stock Tokens out of Mary’s digital wallet and into Sarah’s, or if Securitize were to move the Common Stock Tokens incorrectly, or if Mary and/or Sarah never opted to possess Common Stock Tokens and a digital wallet, it would make absolutely no difference to the clearance and settlement process, and it would make no difference to the legal ownership of the Class A common stock (which is governed solely by the books of Securitize).

In order for any subsequent peer to peer transfer of Class A common stock utilizing the Common Stock Tokens to occur, (i) the holder and recipient of the Class A common stock must be on the whitelist (pre-approved or trusted users, entities, or actions are allowed to operate on a system or network) and (ii) the transfer must not violate any of the Class A common stock transfer restrictions that have been programed onto the holder’s Common Stock Tokens. Peer to peer transfers occur in the following way:

1.
The holder types into the Offering App the wallet address that represents the person or entity to whom the holder wishes to transfer Class A common stock. The holder then types into their wallet the number of Common Stock Tokens to be transferred from the holders’ wallet address to the wallet address representing the recipient. The holder then initiates the transfer. When the holder initiates the transfer, the holder is initiating a transfer of Common Stock Tokens that represent the number of shares of Class A common stock that the holder wishes to transfer, and it is the Common Stock Tokens that will move on a blockchain network from the wallet address of the holder to the wallet address of the recipient.

2.
When a transfer as described above has been initiated, the blockchain informs all relevant information about the transfer, including the identity of the holder and the wallet addresses of the holder and the potential recipient, via Securitize’s whitelisting process. The transfer agent’s Securitize DS Standard protocol checks the unique identification number assigned to both the sender’s and the receiver’s wallet addresses, which was assigned as part of the whitelisting process. If either the sender or the receiver do not have a whitelisted identification number, the transfer will not be permitted by the protocol. In addition, the Securitize DS Standard protocol checks the transfer restrictions encoded on the holder’s Common Stock Tokens to ensure that the proposed transfer does not violate any of the transfer restrictions.

3.
When Securitize’s validation process is complete, and the Securitize DS Standard protocol has approved the transfer, the transfer of the Common Stock Token will be permitted. Simultaneous with the transfer of the Common Stock Token, Securitize will record a transfer of the Class A common stock in its records of the Company’s Class A common stock.

4.
Securitize performs a reconciliation process between its transfer records of the Company’s Class A common stock and the movement of the Common Stock Tokens on their blockchain on a daily basis. The reconciliation process consists of Securitize’s compliance officer reviewing, at close of business, the transfer records of Securitize against the daily record of movements of the Common Stock Tokens on their blockchain network. The compliance officer will also communicate with Securitize’s customer service team so as to be informed of any pending or open transactions, or any disputes that have been raised in regard to Securitize’s transfer records. In addition to the compliance officer’s review, an automated review is also performed every 72 hours that compares the transfer records of Securitize against the number of Common Stock Tokens that have been provided to Exodus Class A common stockholders. Securitize has standard internal procedures to identify and resolve any discrepancies it identifies during the reconciliation process. If a discrepancy is identified, and the compliance officer cannot determine the origin of, and a resolution to, the discrepancy, then the compliance officer will notify the general counsel of Securitize.

Holders of Class A common stock can request that Securitize review their transactions if holders of Class A common stock believe that there is a discrepancy between the record of the Common Stock Tokens’ movements on the blockchain and the book-entry records of the Company. To request a review, holders of Class A common stock must contact Securitize through its online support form, which can be accessed upon signing into the holder’s account with Securitize.

We retain the right to select and change our transfer agent. We may choose to change our transfer agent, and if we were to do so, Securitize, our current transfer agent, would directly provide all stockholder data to the new transfer agent.

•	what it means to be a “representation” of the Class A common stock

Common Stock Tokens are not shares of common stock; rather, they are digital representations of the number of shares purchased and held by a given stockholder. This digital representation of the number of shares purchased and held (the “digital stock record”) is a representation of how many shares of Class A common stock are owned by an individual, and a holder can reasonably expect that the digital stock record is correct, but the digital stock records are not the actual records of the transfer agent.

All record ownership and transfers must be, and will be, tracked and made through Securitize’s records independent of the Common Stock Tokens. The Company’s decision to provide Common Stock Tokens to investors has no legal effect or consequence on the underlying ownership of Class A common stock or the economic, governance or other rights associated with the Class A common stock. Common Stock Tokens contain no voting, governance, economic or other rights, and cannot be traded independently of the Class A common stock.

•	and the number of outstanding Common Stock Tokens outstanding.

Securitize allocates Common Stock Tokens to the wallets of holders of Class A common stock precisely and solely based on the records maintained by Securitize. As of December 31, 2023, there were 4,320,005 shares of Class A Common Stock outstanding which were held by approximately 6,934 record holders.

We note that once shares get deposited into DTC and transfers between brokerage accounts becomes more prevalent among holders of our Class A common stock, the use of Common Stock Tokens will decrease. This is because shares held in brokerage accounts are generally held by beneficial owners in “street name” with the bank, brokerage firm, or other nominee listed as the record holder on the record maintained by Securitize.

•
In responding to this comment, please explain the statement, “Common Stock Tokens are created, held, distributed, maintained and deleted by the Transfer Agent, and not by Exodus” and that Common Stock Tokens cannot be created or deleted by any entity other than the Transfer Agent.”

The Common Stock Tokens are not independent from the records maintained by Securitize. The Common Stock Tokens are maintained by Securitize and Securitize allocates those tokens to the wallets of holders of Class A common stock precisely and solely based on the records maintained by Securitize.

Common Stock Tokens are “Securitize DS Protocol” digital tokens that are transferrable between accounts approved by Securitize in peer-to-peer transactions on a blockchain network approved by Securitize. Common Stock Tokens are created, held, distributed, maintained and deleted by Securitize, and not by Exodus. Common Stock Tokens cannot be created or deleted by any entity other than Securitize. Securitize uses the Securitize DS Standard (which can interface with various blockchain networks’ programming standards) to program any relevant compliance-related transfer restrictions that would traditionally have been printed on a paper stock certificate onto “smart contracts” (computer programs written to the relevant blockchain), which allows the smart contract to impose the relevant conditions on the transfer of the Common Stock Tokens. One example of such coding is a restriction on to whom Common Stock Tokens may be transferred.  The restrictions are coded as a smart contract that overlays the Common Stock Token, and the restrictions act in the same way as transfer restrictions printed on a stock certificate do, in that they prevent the unauthorized transfer of shares. Relevant transfer restrictions will be provided to Securitize by the Company.

•
Moreover, if the “ownership and transfer of shares of our Class A common stock will be recorded in book- entry form by the Transfer Agent” and the Common Stock Tokens cannot be traded independently of the Class A common stock, what is the role of the Common Stock Tokens and what does it mean that the Common Stock Tokens are “transferrable between approved accounts on the Exodus Platform in peer-to-peer transactions on a blockchain network approved by the Transfer Agent.”

The Company respectfully advises the Staff that the Common Stock Tokens should be characterized as an innovative digital method of representing ownership of shares of Class A common stock. The Common Stock Tokens should not be confused or conflated with the actual shares of Class A common stock. In addition, the Common Stock Tokens should not be interpreted as creating additional restrictions on what would otherwise be freely tradable shares of Class A common stock. Common Stock Tokens are digital representations of shares of Class A common stock. Common Stock Tokens are not themselves common stock or any form of security.

The technology that underlies Common Stock Tokens will allow the Common Stock Tokens, as representations of the Class A common stock, to be transferred on a blockchain network, and the technology that permits such transfers also notifies the Company’s Transfer Agent of the movement of Common Stock Tokens, so that Securitize can record the movement in its books and records as the actual movement of shares of Class A common stock. We can analogize the movement of Common Stock Tokens on the blockchain as the equivalent of a digital transfer instruction letter to the transfer agent.  At bottom, shares of Common Stock can only be recorded on the books and records of Securitize.

The Company respectfully advises the Staff that the intention of the Common Stock Tokens is to provide holders of the Company’s Class A common stock with an easier way of facilitating transfers of the shares that they hold as holders of record, in terms of communicating such transfers to Securitize through movements on the blockchain, rather than through instruction letters to Securitize.

•
Finally, in responding to this comment, please address the statement made by a representative of the company in connection with the uplisting that “…our common stock is tokenized on the Algorand (ALGO) blockchain, and so we’re the only company in the United States that has our common stock tokenized on the blockchain.” In this regard, it is not clear the significance of “tokenization” in this context if the Common Stock Tokens merely are representations of the Class A common stock.

The reference to “tokenized” refers to the technology that underlies Common Stock Tokens that allow the Common Stock Tokens, as representations of the Class A common stock, to be transferred on a blockchain network, and the technology that permits such transfers to notify Securitize of the movement of Common Stock Tokens, so that Securitize can record the movement in its books and records as the actual movement of shares of Class A common stock.

The Company respectfully acknowledges that the Common Stock Tokens should not be confused or conflated with the actual shares of Class A common stock. In addition, the Common Stock Tokens should not be interpreted as creating additional restrictions on what would otherwise be freely tradable shares of Class A common stock. Common Stock Tokens are digital representations of shares of Class A common stock. Common Stock Tokens are not themselves common stock or any form of security.

The speaker’s reference to “tokenization” was imprecise, and in the future, the Company will not use the phrase, “tokenized on the blockchain.”  Rather, the Company will continue to describe the tokens as “digital representations of shares of Class A common stock.”

Finally, we note that once shares get deposited into DTC and transfers between brokerage accounts becomes more prevalent among holders of our Class A common stock, the use of Common Stock Tokens will decrease.

29.
We note the statement in your response to comment 38 that “[t]he Company is unaware of whether Securitize LLC has performed AML/KYC procedures with respect to the common stock tokens that it issues.” In light of this statement, please explain what it means to be “approved” in the context of the statement on page 42 that the Common Stock Tokens are “transferrable between approved accounts on the Exodus Platform….”

The Company acknowledges the Staff’s comment and respectfully clarifies its remarks to note that the Company relies on Securitize, a third party, to perform the  Company’s KYC obligations. Because Securitize is the entity conducting the KYC on behalf of the Company, the Company’s statement aimed to address the nature of third-party service provider relationships, including the fact that the Company is reliant on Securitize to conduct its KYC processes.

With respect to the meaning of “approved accounts”: prior to the distribution of any digital assets to Exodus’ users from a Securitize account, any proposed recipient of such digital assets must have an account at Securitize.  Obtaining an account at Securitize is only available after following Securitize’s KYC policies and procedures. Following the customer onboarding process, Securitize performs ongoing monitoring of customers and transaction activity designed to ensure that potentially suspicious activity is appropriately detected, and when appropriate, reported. Because the account has been subject to Securitize’s KYC policies and procedures and has successfully complied with those policies and procedures, in that sense, such account is an “approved account.”

30.	Please revise your disclosure here to clarify that the Common Stock Tokens cannot be traded on the OTC market or the NYSE.

The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. Please refer to page 49.

Financial Statements
Note 2. Summary of Significant Accounting Policies
Accounts receivable, page 54

31.
We acknowledge your response to prior comment 41. We note from your disclosure that substantially all of your contracts call for payment to be made in digital assets or USDC and have payment terms that are less than 30 days. Please tell us how you account for your receivables for digital assets or USDC. Cite the accounting literature applied and how you applied it to your facts and circumstances. Based on your response, consider providing additional disclosure about the nature of your receivables and to describe your accounting policies.

The Company acknowledges the Staff’s comment and has revised Note 2 (Summary of Significant Accounting Policies – Revenue Recognition) to the financial statements of Amendment No. 2 accordingly.

Accounts receivable are contractual rights to receive payment in the form of digital assets, stable coin, or cash, and is recognized as an asset on the consolidated balance sheets. Accounts receivable consists of consideration which we are entitled to in exchange for services provided for which revenue has been recognized under ASC 606.

The Company considers the guidance on embedded derivatives in ASC 815-15 in its accounting for receivables denominated in crypto assets or USDC.  The Company acknowledges that there exists an embedded derivative related to changes in the fair value of crypto assets or USDC that requires bifurcation from the host receivable and separate accounting as a derivative asset or liability. However, given the short time period between when revenue is recognized and when the receivables are settled (typically a couple days) along with the fact that USDC fair value is pegged to $1, the Company has determined that the impact of applying derivative accounting is not material and will continue to monitor the impact on an ongoing basis.

Exchange Aggregation, Fiat Onboarding, and Staking Revenue Earned Through an API
Provider, page 56

32.	We continue to evaluate the issues underlying prior comment 43 and may have further comment.

The Company acknowledges the Staff’s ongoing review of this disclosure and will be prepared to respond to any subsequently issued comments.

Revenue recognition, page 56

33.
We acknowledge your response to prior comment 42. Please provide us with a detailed walkthrough of a representative exchange transaction on your platform. In your response, describe each of the steps in processing a transaction from an end user’s download of your platform, through a requested transaction, to the point where the requested transaction is completed and you are compensated in an API Integration Fee by the API Provider.

The below walkthrough details a non-U.S. user swapping Bitcoin for Ethereum, a very common transaction in the Exodus wallet.  We note that a transaction for a U.S. user would be similar except for step xvii due to the subscription-based compensation model in U.S. API Provider contracts, in contrast to the transaction-based structure in non-U.S. API provider contracts.

i.	User downloads Exodus app from app store or Exodus.com
ii.	Wallet loads, generating locally encrypted wallet seed phrase
iii.
User takes an action to receive cryptocurrency into their wallet (they must have cryptocurrency in their wallet in order to be able to swap it).  In this example, the user receives Bitcoin from their Coinbase account.

iv.	User enters the swap User Interface (UI)
v.
Upon entering the swap UI, the user is presented with swaps onboarding. Onboarding includes and requires affirmative consent that the user has read and agrees to comply with our Terms of Service, understands that Exodus does not perform swaps, and that swap service is provided by third party API Providers

vi.	Following swaps onboarding, the user is presented with two choices: Which asset they would like to swap from, and which asset they would like to swap to.
vii.	User selects an asset to swap from, requiring that they have a balance on the asset (in this case Bitcoin).
viii.	User then selects an asset to swap to (in this case Ethereum).
ix.	An algorithm selects the API Provider that has the best rate available to the user for the specific assets and units of the assets involved in the swap.
x.
The user is presented with a swap quote from the API Provider, showing how much Bitcoin they are swapping, how much Ethereum they will receive and any blockchain network fees that must be paid to sign and execute the swap transaction.

xi.	The user is presented with a “Swap” call to action.
xii.	Upon the user confirming this call to action, the user sends the asset they are swapping to the API Provider, initiating the swap transaction with the API Provider.
xiii.	The API Provider receives the swapped Bitcoin after sufficient on-chain confirmations have been achieved.
xiv.	The API Provider performs any AML/KYC functions per their policies and procedures.
xv.	The API Provider sends the quoted amount of Ethereum back to the user’s relevant blockchain address.
xvi.	The wallet software detects the receipt of the Ethereum on chain and reflects the new Ethereum balance in the user’s wallet.
xvii.	The swap is recorded in an interface provided by the API Provider and a payable to Exodus is accrued by the API Provider.

34.
We note your disclosure on page 57 that you measure the value of noncash consideration when payment is received and allocate any difference between the transaction price and the value of noncash consideration received to revenue. Cite the section of ASC 606 you rely upon to support measuring noncash consideration at receipt rather than contract inception. Tell us your consideration of ASC 606-10-32-21, for noncash consideration, which states you should measure the estimated fair value of noncash consideration at contract inception not upon receipt. We further note that per ASC 606-10-32-23, while the fair value of the noncash consideration may vary after contract inception because of the form of the consideration, changes in the fair value of noncash consideration after contract inception that are due to the form of the consideration should not be included in the transaction price.

The Company acknowledges the Staff’s comment and has revised Note 2 (Summary of Significant Accounting Policies – Revenue Recognition) to the financial statements of the Amended Registration Statement accordingly to clarify previous statements.

Where changes in the fair value of noncash consideration are based on reasons other than the form of the consideration, the Company estimates the amount of variable consideration separate and apart from changes in the price of the noncash consideration and recognizes such changes as part of the transaction price.  Changes in the fair value of noncash consideration related to the form of the consideration (e.g., changes in the price of crypto assets) are not material as the receivables settle very quickly (within a couple days of when revenue is recognized).  Specifically, the impact of changes in fair value of crypto assets between the recognition of revenue and the settlement of the related receivables was less than 1% of total revenue in 2023.

***

If you have any questions regarding the response set forth above, please do not hesitate to call Sonia G. Barros at (202) 736-8387 or Thomas J. Kim at (202) 887-3550.

Sincerely,

Exodus Movement, Inc.

By:	/s/ James Gernetzke
James Gernetzke
Chief Financial Officer

cc:	Jon Paul Richardson, Exodus Movement, Inc.
Sonia G. Barros, Sidley Austin LLP
Thomas J. Kim, Gibson, Dunn & Crutcher LLP